5/7/23, 7:18 PM

What is Foundry USA Pool’s payout methodology? | Foundry USA Pool

Exhibit A

Foundry USA Pool

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What is Foundry USA Pool’s payout methodology?

Foundry USA Pool pays out to all pool members according to the Full-Pay-Per-Share (FPPS) payout scheme. Daily Earnings are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited one hour later at 1 AM UTC time. If Auto-Withdrawal is on, earnings accrued in the Balance would be withdrawn to the selected whitelisted wallet address, once a day, during 9 AM to 5 PM UTC time.

Total Daily Earnings consists of two parts:

1.
“Pay-per-Share Base Amount” (which accounts for the block subsidy component)
2.
“Tx Fee Reward” (which accounts for the transaction fees).

“Pay-Per-Share Base Amount” pays a flat amount of BTC for each share submitted to the pool. It calculates the expected value of hashrate based on the current network difficulty, according to the formula:

For example, given the current mining economics (i.e., block subsidy of 6.25 BTC and the network difficulty of 21448277761059), if the user contributes 1 Petahash (i.e. 10^15 Hashes) to the pool for a day, they would be awarded 0.0058619 BTC for the PPS Base component of the daily earnings:

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5/7/23, 7:18 PM

What is Foundry USA Pool’s payout methodology? | Foundry USA Pool

“Tx Fee Reward” part of the daily reward starts with calculating the “FPPS Rate”. FPPS rate is always above 100% and represents the multiplier for the PPS Base Amount in order to derive the Full-Pay-Per-Share earnings. FPPS Rate is calculated using the sum of all block transaction fees and the sum of all block subsidies, in a given day (calculated midnight-to-midnight UTC).

For example, on March 16 from 00:00 UTC to 23:59 UTC there were a total of 149 blocks mined. Total block subsidy for all the blocks is 931.25 BTC (149 * 6.25 BTC). The sum of all transaction fees for the 149 blocks was 110.36520932 BTC . Therefore, the FPPS rate for March 16 is:

Finally, we can calculate the, the Total Daily Earnings for the user as follows:

Total Daily Earnings = (PPS Base Amount*FPPS Rate) * (100% – Foundry USA Pool Fee Rate) Total Daily Earnings = (0.00586194 BTC*1.118512976451) * (100% – 0%)= 0.006556656 BTC

From here, to identify what the Tx Fee Reward is the user can simply subtract the PPS Base Reward from the Total Daily Earnings.

Tx Fees Reward = Total Daily Earnings - PPS Base Reward

In our example, the Tx Fees Reward would then be 0.006556656 BTC - 0.00586194 BTC = 0.000694716 BTC.

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